SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, June 12, 2017 – GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders (i) Alliance Trust Plc, enrolled with CNPJ/MF under No. 10.324.060/0001-13, (ii) Battelle Memorial Institute, enrolled with CNPJ/MF under No. 21.779.059/0001-08, (iii) BT Funds Management Ltd, enrolled with CNPJ/MF under No. 97.539.075/0001-21, (iv) BT Funds Management (NZ) Ltd, enrolled with CNPJ/MF under No. 27.737.319/0001-50; (v) The Health Foundation, enrolled with CNPJ/MF under No. 11.503.295/0001-35; (vi) Northern Trust Luxembourg Management Company S.A. in its capacity as management company of Univest, enrolled with CNPJ/MF under No. 07.790.924/0001-88; (vii) River and Mercantile Funds ICVC – River and Mercantile Global High Alpha Fund, enrolled with CNPJ/MF under No. 25.191.427/0001-45; (viii) River and Mercantile Funds ICVC – River and Mercantile UK Equity Long Term Recovery Fund, enrolled with CNPJ/MF under No. 22.558.659/0001-09; (ix) River and Mercantile Funds ICVC – River and Mercantile World Recovery Fund, enrolled with CNPJ/MF under No. 17.834.588/0001-81, all with headquarters located at 30 Coleman Street, EC2R 5AL, in the City of London, England, and managed by River and Mercantile Asset Management LLP (“Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor acquired 109,300 shares issued by Gafisa on July 9, 2016 and became the holder of 2,857,820 common shares issued by Gafisa, reaching relevant participation of 10.19% of the total capital stock of the Company;

2. The Investor declares that its objective for the participation abovementioned is strictly of investment and the participation does not have the purpose of changing the controlling group or the administrative structure of the Company;

3. In addition, the Investor declares that he does not hold any convertible debentures issued by the Company or any other securities convertible in shares or that grant rights to subscribe or acquire shares issued by the Company; and

4. Finally, the Investor declares that has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, June 12, 2017.

GAFISA S.A.

Sandro Gamba

CEO, CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer